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Exhibit 99.3

DragonWave

Management's Discussion and Analysis

Three months ended May 31, 2014

July 9, 2014

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months ended May 31, 2014. This MD&A is dated July 9, 2014 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2014 and the Annual Information Form for the year ended February 28, 2014 (the "AIF") which is available at www.sedar.com (SEDAR) and at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2014.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars ("USD"). The information contained herein is dated as of July 9, 2014 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks in August 2013 in connection with the acquisition by Nokia Corporation of Siemen's 50% stake in Nokia Siemens Networks) and which now operates as Nokia (referred to herein as either: "Nokia" or "Nokia's Networks business"); our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our reliance on Nokia and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our ability to scale the supply chain to meet demand, including reliance on suppliers, such as, contract manufacturers, third party component suppliers and suppliers of outsourced services;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our dependence on our ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  our dependence on establishing and maintaining relationships with channel partners;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  our exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants on our ability to raise capital and to undertake certain business transactions;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia and our renewed operational framework with Nokia announced on April 10, 2013 are based on certain assumptions including:

  •
  the successful implementation of our renewed framework, including sales growth from Nokia as a result of the renewed framework; and

  •
  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from Nokia, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

        Other risks relating to Nokia identified by Nokia Corporation are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2013 under item 3D "Risk Factors".

        Also see the discussion under "Liquidity and Capital Resources–Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended
	May 31, 2014 (Q1 FY2015)	May 31, 2013 (Q1 FY2014)	May 31, 2012 (Q1 FY2013)
REVENUE	28,771	24,532	12,974
Cost of sales	22,885	21,712	8,841

Gross profit	5,886	2,820	4,133

	20.5%	11.5%	31.9%
EXPENSES
Research and development	4,265	5,302	4,399
Selling and marketing	3,365	3,382	3,658
General and administrative	4,426	4,748	5,270

	12,056	13,432	13,327

Loss before other items	(6,170)	(10,612)	(9,194)
Amortization of intangible assets	(309)	(559)	(542)
Accretion expense	(40)	(65)	(22)
Restructuring expense	—	—	(798)
Interest (expense)/income	(425)	(538)	29
Impairment of intangible assets	—	—	(2,869)
Gain on change in estimate	101	—	1,190
Gain on contact amendment	—	5,285	—
Fair value adjustment—warrant liability	150	—	—
Foreign exchange gain (loss)	121	(98)	(1,003)

Net Loss before income taxes	(6,572)	(6,587)	(13,209)
Income tax expense (recovery)	95	92	(572)

Net Loss	(6,667)	(6,679)	(12,637)
Net Loss Attributable to Non-Controlling Interest	35	54	58

Net Loss applicable to shareholders	(6,632)	(6,625)	(12,579)

Basic & Diluted loss per share	(0.11)	(0.17)	(0.35)
Basic & Diluted weighted average shares outstanding	58,194,153	38,059,919	35,931,347
  1)
  Comparisons between three months ended May 31, 2014 and May 31, 2012:

  a.
  The revenue growth between the three months ended May 31, 2014 and the first quarter ended on May 31, 2012 is attributable to our strategic partnership with Nokia. Revenues from that relationship started in the second quarter of fiscal year 2013 and are, therefore not included in the first quarter of that year.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    b.
    Our gross profit percentage was lower in the first quarter of fiscal year 2015 compared to the first quarter of fiscal year 2013 because of the predominance of Original Equipment Manufacturer (OEM) related revenue. Revenue through this type of channel has higher volume discounts and therefore lower prices than sales through other channels.

    c.
    Operating expenses in the first quarter of fiscal year 2015 have decreased relative to the first quarter of fiscal year 2013 because of internal restructuring subsequent to the three months ended May 31, 2012 which resulted in the closure of our Israeli design centre and a reduction of staff in our Ottawa headquarters. In addition, the operating expenses were impacted by the timing of certain types of travel and legal fees expended in preparation for the closure of the Nokia transaction.

  2)
  Comparisons between the three months ended May 31, 2014 and May 31, 2013:

  a.
  Revenue growth between the first quarter of fiscal year 2015 and the first quarter of fiscal year 2014 can be attributed primarily to growth from Nokia and North American based customers.

  b.
  The gross profit percentage improved due to decreases in material costs, and a favorable product and customer mix.

  c.
  Operating expenses in the first quarter of fiscal year 2015 compared to the same three months in the previous fiscal year decreased by $1.4 million.

Key factors in the $1.4 million reduction in operating expenses:

USD Millions
One time severence payments and changes in the location of staff	(0.2)
Depreciation on assets acquired through the Nokia acquisition	(0.8)
Savings in warehousing costs and rent	(0.4)
Legal and other professional fees related in part to the renewed framework agreement	(0.3)
Higher materials spending levels	0.3

(1.4)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data:

	As at May 31, 2014	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	15,567	18,992
Trade receivables	21,505	17,408
Inventory	26,023	30,416
Other current assets	4,974	5,909
Deferred tax asset	119	69

	68,188	72,794
Long Term Assets
Property and equipment	2,964	3,168
Deferred tax asset	1,536	1,536
Deferred financing cost	49	60
Intangible assets	1,466	1,635
Goodwill	11,927	11,927

	17,942	18,326
Total Assets	86,130	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	25,954	29,964
Deferred revenue	889	984
Capital lease obligation	1,633	1,795

	28,476	32,743
Long Term Liabilities
Debt facility	17,500	15,000
Other long term liabilities	3,549	574
Warrant Liability	1,048	1,360

	22,097	16,934
Shareholders' equity
Capital stock	198,769	198,593
Contributed surplus	7,478	7,118
Deficit	(161,056)	(154,505)
Accumulated other comprehensive loss	(9,682)	(9,682)

Total Shareholder's equity	35,509	41,524
Non-controlling interests	48	(81)

Total Equity	35,557	41,443
Total Liabilities and Shareholder's equity	86,130	91,120

Shares issued & outstanding	58,491,243	58,008,746

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers including end-customers we supply through Nokia. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the repercussions of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

	FY13			FY14				FY15
	Aug 31 2012	Nov 30 2012	Feb 28 2013	May 31 2013	Aug 31 2013	Nov 30 2013	Feb 28 2014	May 31 2014

Revenue	44,157	38,452	28,294	24,532	25,453	22,169	17,857	28,771
Gross Profit	6,743	7,138	1,487	2,820	2,794	2,460	2,589	5,886
Gross Profit %	15.3%	18.6%	5.3%	11.5%	11.0%	11.1%	14.5%	20.5%
Operating Expenses	25,009	19,922	18,451	13,432	12,391	12,623	11,790	12,056
Loss before other items—(gross profit less operating expenses)	(18,266)	(12,784)	(16,964)	(10,612)	(9,597)	(10,163)	(9,201)	(6,170)
Loss for the period	(1,172)	(13,936)	(27,262)	(6,679)	(10,601)	(5,622)	(11,599)	(6,667)
Net loss per share
Basic and Diluted	(0.03)	(0.36)	(0.71)	(0.17)	(0.28)	(0.12)	(0.20)	(0.11)
Weighted average number of shares outstanding
Basic & Diluted	37,992,859	38,033,222	38,043,594	38,059,919	38,112,887	47,329,275	57,062,936	58,194,153
Total Assets	164,099	152,433	134,994	104,254	89,221	98,113	91,120	86,130

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Key points on our results of operations for the first quarter ended May 31, 2014 when comparing those results to the same period in the previous fiscal year include the following:

  •
  When compared to the same quarter in the previous fiscal year, revenue increased by $4.2 million. The primary factors contributing to the revenue changes are:

  •
  Sales through the Nokia sales channel which have increased by $3.6 million;

  •
  Increased sales volume through our direct and indirect North American sales channel of $2.2 million; and

  •
  Decrease in sales to Tier 1 operators located in the United States of $1.6 million.

  •
  Gross profit percentage increased to 20.5% in the first quarter of fiscal year 2015 from 11.5% in the first quarter of the previous fiscal year. The increase is the result of the decreases in our product cost as well as a favorable customer and product mix.

  •
  Operating expenses decreased relative to the same three month period in the previous fiscal year as a result of the following factors: lower depreciation of capital assets, lower professional fees and a reduction in the use of contracted services.

  •
  In the three months ended May 31, 2014 we negotiated a payment schedule for the Italian termination fee liability owing to Nokia. A payment of $0.7 million was made during the quarter, with remaining liability of $8.2 million being paid equally over the next seven quarters. As a result we have shown $2.9 million of this amount as a long term liability.

  •
  Other items affecting our first quarter included a $0.3 million amortization of an intangible asset charge and a $0.4 million interest expense charge on our debt facility. Foreign exchange gain of $0.1 million resulted primarily from USD to EURO fluctuations.

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $6.6 million.

  •
  Cash decreased by $3.4 million when compared to the cash balance at February 28, 2014 while our usage of our debt facilities increased from $15.0 million to $17.5 million.

Our Priorities

        Our primary operational objective is to achieve cash flow break-even from operations. We plan to accomplish this objective largely by focusing on the new revenue opportunities we are now working to close on and by continuing to focus on optimizing our costs associated with manufacturing and logistics.

  Acquisition of Nokia's Microwave Transport Business

  Overview of the Nokia transaction timeline:

        On June 1, 2012 we announced the closing of the acquisition of Nokia's microwave transport business.

        On April 10, 2013 we announced a renewed framework with Nokia which included:

  •
  The settlement of a contingent receivable whereby Nokia paid us $13.8 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  The termination of the Italian services agreement which resulted in a reduction of our accounts payable by $13.3 million.

  •
  The elimination of the Italian capital lease obligation ($1.3 million) and corresponding assets ($0.6 million).

  •
  The creation of a termination fee, in the amount of $8.7 million, owed by us to Nokia to be paid in several installments.

The net impact of the changes resulting from the renewed framework was a gain on contract amendment of $5.3 million in the three months ended May 31, 2013.

  Debt Facility

        On January 6, 2014, we extended the credit facility with Comerica Bank and Export Development Canada which was set to mature on June 1, 2016. The revised line has been increased to $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities and will expire on June 1, 2016. The new terms of the credit facility include customary terms, conditions, covenants, and representations and warranties, consistent with the facility which was already in place. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at May 31, 2014 we had $17.5 million drawn on this facility, and as of the date of this MD&A we have $19.0 million outstanding. Access to additional available funds is geared to future growth in accounts receivable. The credit facility is secured by a first priority charge on all of our assets and principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollars, Canadian dollars and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility.

        As at March 30 and April 30, 2014, we were in breach of one of the covenants then in place on the facility. We obtained waivers from our lenders in May 2014 for these breaches and amended the term of the facility going forward. We were in compliance with all covenants as at May 31, 2014.

  Changes to the Board of Directors

        In June 2014 during our annual general and special meeting of shareholders, we announced changes to the composition of the board of directors. Jean-Paul Cossart did not stand for re-election as director after several years of service. Russell Frederick also stepped down as director, but will continue in his role as Chief Financial Officer.

  Design Wins and Future Prospects

        We believe that revenue growth will be achieved through both strategic partnerships and direct customer relationships.

        We recently announced a frame agreement with Reliance Jio Infocomm Limited, a subsidiary of Reliance Industries Limited. First purchase orders for 5,000 links have now been received to provide

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

microwave products and related services to this Indian Telecom and Broadband Service Provider. DragonWave will provide 5,000 turnkey Horizon Compact+ links in support of the Indian operator's plan to roll out extensive, nationwide 4G/LTE networks. The deployment will also include services to be delivered by our Indian joint venture, DragonWave HFCL.

        We are also working very hard with key customers in the United States, to define our role in certain network expansions in that country.

Revenue Guidance—Growth of 50% over Fourth Quarter of Fiscal Year 2014 revised to 60%

        On May 14, 2014, at the time of the release of our financial statements for the year ended February 28, 2014 we disclosed that we were seeing an inflection in demand which allowed us to anticipate first quarter revenue growth of approximately 50% over the $17.9 million revenue achieved in the fourth quarter of fiscal year 2014. Subsequently, on June 4, 2014 we updated this guidance with the expectation that revenue growth would approximate 60%, rather than the 50% estimate provided earlier.

        The primary drivers for the increase between the fourth quarter of fiscal year 2014 and the first quarter of fiscal year 2015 in USD millions were as follows:

Three months ended February 28, 2014	17.9

Sales through Nokia OEM Channel	7.0
Increased sales to customers in the Middle East	2.1
Sales to North American customers	1.5
Other	0.3

Total Changes	10.9

Three months ended May 31, 2014	28.8

        Continued revenue growth could be influenced by the ability of our supply chain to scale to meet demand, among other factors. See "Risks and Uncertainties".

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. We use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

        Adjusted EBITDA corresponds to EBITDA as defined above less elements that are non-cash in nature. We believe that this metric is necessary in order to isolate the commercial operations from certain non-cash costs. Consistent improvement in adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

The definitions of the measures that we adopted may differ from those of other businesses. We calculate EBITDA and adjusted EBITDA consistently over each fiscal period.

Three Months Ended May 31, 2014
Summarized US GAAP Income Statement
Revenue	28,771
Cost of Sales	22,885

Gross Margin	5,886
Operating Expenses	12,056
Other Gains/Losses and Expenses	497

Net Loss	(6,667)
Reconciliation to Non-GAAP Measures
Net Loss, under US GAAP	(6,667)
Interest expense	425
Tax expense	95
Depreciation of fixed assets	697
Amortization of intangible assets	309

EBITDA	(5,141)
Non-Cash and Normalizing Adjustments:
Stock based compensation	359
Fair value adjustments—warrant liability	150
Gain on change in estimate	101
Accretion expense	40
Inventory impairment	90

Adjusted EBITDA	(4,401)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We continue to have one reportable segment, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. North America, Europe, and the Middle East are the regions where we have had significant sales, but as seen in the first quarter of fiscal year 2015, we have made significant progress in the Africa and Asia Pacific regions. Recently we have been excited by increased customer interest in Central and Latin America as well. Through co-operation with our strategic OEM partner, Nokia, we now have visibility to the geographical location of our shipments through their various warehouses. The table below displays this information.

	For the three months ended May 31, 2014
Geographic Region	Direct & Indirect Sales	OEM sales through Nokia	Total	% of total revenue
Europe	2,249	8,382	10,631	37%
North America	6,553	—	6,553	23%
Asia Pacific	104	4,494	4,598	16%
Middle East	1,599	2,505	4,105	14%
Africa	228	1,265	1,493	5%
India	—	872	872	3%
Carribean & Latin America	401	119	519	2%

	11,134	17,637	28,771	100%

        In the previous fiscal year we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of our sales at that time.

	For the three months ended May 31, 2013
	$	%
North America	7,479	31%
Europe, Middle East and Africa	2,747	11%
India	1,265	5%
OEM sales through Nokia	12,499	51%
Rest of World	542	2%

Total	24,532	100%

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Sales and marketing ("S&M") expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative ("G&A") expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business.

Comparison of the three months ended May 31, 2014 and May 31, 2013

Revenue

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
28,771	24,532	4,239

        Sales through our Nokia OEM channel was the most significant contributor to the increase in sales between the first quarter of fiscal year 2015 and the same period in the prior fiscal year. Project based software spending by a Tier 1 customer in the United States was lower, but sales to other North American customers, including distributors was significantly higher amid renewed focus by the sales team on this customer sector.

Three months ended May 31, 2013	24.5

Sales through Nokia OEM channel	3.6
Sales to Tier 1 North American customers	(1.6)
Sales through our direct and indirect North American channel	2.3

Total changes	4.3

Three months ended May 31, 2014	28.8

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
5,886	2,820	3,066
20.5%	11.5%	9.0%

        We saw continued improvements in our gross margins as compared to the same period in the previous year and versus the previous quarter (14.5% in the fourth quarter of fiscal 2014). These improvements are the result of cost reductions across our various product platforms. Also contributing to the margin improvement were strong software sales and features to customers which carry higher margins. The increase in total sales volume also resulted in an increase in our gross margins. We continue to work toward negotiating more favorable pricing with component suppliers and contract manufacturers as well as improving our global logistical model in view of reducing costs and increasing efficiency in delivering our products to our customers located around the world.

Expenses

Research and Development

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
4,265	5,302	(1,037)

        The R&D organization has remained largely unchanged in size since the first quarter of fiscal year 2014, growing slightly in Canada and experiencing a small decrease in China. Contracted service spending is often project based and will increase and decrease according to the timing of our product's release dates.

Changes to R&D Expense in USD Millions:

Q1 FY2015 vs. Q1 FY2014
Depreciation–assets acquired primarily through the Nokia acquisition	(0.5)
Reduction in compensation related spending and other costs–China	(0.3)
Contracted Services and Other	(0.2)

(1.0)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Sales and Marketing

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
3,365	3,382	(17)

        The S&M organization which includes marketing, product line management, customer service and sales grew slightly between the first quarter of fiscal year 2014 and the first quarter of fiscal year 2015 as new resources in locations including England and the Middle East were added. The change in the geographic and experience mix of the team means that the compensation costs have not grown significantly despite the growth.

Changes to S&M expense in USD Millions:

Q1 FY2015 vs. Q1 FY2014
Severence costs in Q1 FY2014 not repeated in Q1 FY2015	(0.2)
Travel & living, professional fees	0.1
Increased spending on external contracted resources	0.1

(0.0)

General and Administrative

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
4,426	4,748	(322)

        Over the past year efforts to reduce G&A costs have resulted in savings in a number of areas. For example, warehousing and rental costs are lower, a portion of which remains in G&A with the remainder being charged to Cost of Goods Sold. The expenses associated with renegotiating the framework agreement with Nokia in the first quarter of fiscal year 2014 generated higher spending levels during that time which have not been repeated in the first quarter of fiscal year 2015.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to G&A Expenses in USD Millions:

Q1 FY2015 vs. Q1 FY2014
IRS payroll taxes refund and reduction in finance staff in Luxembourg	(0.1)
Lower legal fees; Q1 FY2014 included costs associated with renewed framework with Nokia	(0.2)
Lower warehousing costs	(0.1)
Reductions in rental expenses	(0.1)
Higher bad debt expense (relates to a single invoice)	0.2

(0.3)

Amortization of Intangible Assets

	Three Months Ended
	May 31, 2014	May 31, 2013	Variance
	$	$	$
Amortization of Nokia intangible–favourable AR terms	—	250	(250)
Amortization of computer software & infrastructure software	309	309	—

	309	559	(250)

        The only remaining intangible asset associated with the acquisition of Nokia's microwave transport business was the asset associated with the favourable accounts receivable terms in the first quarter of fiscal year 2014. This balance is now fully amortized. Amortization of computer software and infrastructure software has remained consistent.

Accretion (Expense)

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
(40)	(65)	25

        We continue to accrete a small expense associated with the capital leases which were acquired on the acquisition of Nokia's microwave transport business.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Interest Expense

	Three Months Ended
	May 31, 2014	May 31, 2013	Variance
	$	$	$
Amortization of deferred financing costs	146	223	(77)
Interest on the Debt	270	265	5
Other	9	50	(41)

	425	538	(113)

        We have a credit line available to us of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. The credit line will expire on June 1, 2016.

        As of the date of this MD&A, $19.0 million is outstanding on the line of credit. At May 31, 2014 we had $17.5 million outstanding. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The average debt outstanding in the three months ended May 31, 2014 was $15.3 million, compared to $15.0 million for the same three month period in the previous year. We capitalized the fees associated with the creation and renegotiation of the line and are amortizing those costs over the life of the agreement.

Gain on Change in Estimate

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
101	—	101

        During the three month period ended May 31, 2014, we revised the Italian termination fee estimate and determined the payment schedule of the Italian operations termination fee. This resulted in a gain of $0.1 million in change in estimate. The first payment in the amount of $0.7 million was made in May 2014. As a result of the payment and revaluation, the termination fee liability is valued at $8.2 million at May 31, 2014.

Gain on Contract Amendment

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
—	5,285	(5,285)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As described in the section entitled "Acquisition of Nokia's Microwave Transport Business", a number of factors make up the gain on contract amendment in the previous fiscal year. The following table breaks down those elements, in USD millions:

FY2014
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on Contract Amendment	(5.3)

Fair Value Adjustment—Warrant Liability

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
150	—	150

        The warrant liability is required to be presented at its estimated fair value as at each Balance Sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in the Consolidated Statement of Operations.

Foreign Exchange Gain (Loss)

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
121	(98)	219

        The foreign exchange gains and losses for both the three months ended May 31, 2014 and the three months ended May 31, 2013 resulted from the translation of foreign denominated monetary accounts. While we periodically purchase forward contracts to mitigate that risk, there were no contracts in place at May 31, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Income Taxes Expense

Three Months Ended
May 31, 2014	May 31, 2013	Variance
$	$	$
95	92	3

        The expense in both the first quarter of fiscal year 2015 and the first quarter of fiscal year 2014 relates to the anticipated payment of taxes in entities that provide either R&D or sales and customer support services to the rest of DragonWave where no tax losses are available.

        As at February 28, 2014, we had cumulative operating tax loss carry forwards in the following jurisdictions: Canada–$87.6 million, United States–$8.3 million, Luxembourg–$54.5 million. We also had capital loss carryforwards in the following jurisdictions: Canada–$16.3 million, United States–$45.5 million. In addition, we had $14.6 million of investment tax credits available to reduce future federal Canadian income taxes payable and $2.6 million available to reduce future provincial income taxes payable.

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at May 31, 2014	As at February 28, 2014
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	15,567	18,992
Working Capital	39,712	40,051
Long Term Assets	17,942	18,326
Long Term Liabilities	22,097	16,934
Working Capital Ratio	2.4 : 1	2.2 : 1
Days Sales Outstanding in accounts receivable	55 days	81 days
Inventory Turnover	3.4 times	1.9 times

  Cash and Cash Equivalents

        As at May 31, 2014, we had $15.6 million in Cash and Cash Equivalents ("Cash"), representing a $3.4 million decrease from the Cash balance at February 28, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three months ended May 31, 2014.

First Quarter FY2015
Beginning Cash Balance	18,992
Net Income adjusted for Non-Cash Items	(5,151)
Change in inventory	4,393
Change in accounts receivable, and other current assets	(3,162)
Change in accounts payable and other liabilities	(1,393)

Working capital combined with long term liability changes	(162)

Capital asset acquisitions	(495)
Purchases of software	(140)
Change in debt facility	2,500

Non-working capital cash changes	1,865

Other	23

Ending Cash Balance	15,567

        Key points associated with the Cash usage of $3.4 million in the first quarter of fiscal year 2015 include:

  •
  Although expenses exceeding margins continues to be a significant driver of Cash usage, losses from cash sources narrowed to $5.1 million in the three months ended May 31, 2014.

  •
  Inventory purchased in previous quarters was utilized to fuel growth, which limited the draw on Cash. The inventory balance decreased by $4.4 million between February 28, 2014 and May 31, 2014.

  •
  Trade accounts receivable collections in the quarter were strong, which limited the growth in the balance.

  •
  We paid $0.7 million to Nokia as the first installment in the Italian termination fee which was a usage of Cash in the quarter.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Working Capital

Changes in working capital	February 28, 2014 to May 31, 2014
Beginning working capital balance	40,051
Cash and cash equivalents	(3,425)
Trade receivables	4,097
Inventory	(4,393)
Other current assets	(935)
Future income tax asset	50
Accounts payable and accrued liabilities	4,010
Deferred revenue	95
Capital lease obligation	162

Net change in working capital	(339)

Ending working capital balance	39,712

  Trade Receivables

        The trade receivables balance increased by $4.1 million in the quarter as a result of the increase in sales. Our days sales outstanding dropped from 81 days at February 28, 2014 to 55 days at May 31, 2014. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (May 31, 2014–3.0%; February 28, 2014–3.0%).

        As at May 31, 2014, one customer exceeded 10% of the total receivable balance. This customer represented 62% of the trade receivables balance (February 28, 2014–one customer represented 56% of the trade receivables balance).

        Included in G&A expenses is an expense of $148 thousand related to bad debt expense for the three months ended May 31, 2014 (first quarter fiscal year 2015–$5 thousand).

  Inventory

        The inventory balance decreased by $4.4 million relative to the closing balance at February 28, 2014. By product category, the decreases and increases in inventory may be described as follows in USD millions:

Closing inventory February 28, 2014	30.4

Flexipacket/Harmony product line increases	(2.4)
Horizon Compact and Quantum products	(1.6)
Horizon Compact Plus	(0.6)
Antennas, peripherals and other	0.2

Ending inventory at May 31, 2014	26.0

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $4.0 million between February 28, 2014 and May 31, 2014. Of that decrease $2.9 million relates to the reclassification of a portion of the termination fee from short term to long term. No changes have been made in the rate at which we pay our suppliers.

Use of Proceeds

        On September 23, 2013, pursuant to our public offering of units (the "Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. Our net proceeds from the Equity Offering, after payment of the underwriters' fee and deducting the expenses of the Equity Offering were $22.4 million.

        As previously disclosed we planned to use the proceeds we received from the Equity Offering as follows: approximately $15.0 million to strengthen our balance sheet, approximately $5.0 million to fund working capital and approximately $2.4 million for general corporate purposes. In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a pre-condition to qualifying to supply products. To the extent we are successful in winning more business; funds allocated to strengthening our balance sheet may be re-allocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

        Although we intend to use the net proceeds from the Equity Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

Reconciliation of Use of Proceeds

        The following table sets out a comparison of the intended use of proceeds disclosed in the prospectus supplement dated September 18, 2013 (the "Intended Use of Proceeds") publicly filed in connection with the Equity Offering and actual use of proceeds from the Equity Offering (other than working capital), along with an explanation of the variances and the impact of the variances on our ability to achieve our business objectives and milestones:

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
Strengthen our balance sheet	$15.0 million	Strengthen our balance sheet	$13.2 million	Reduction represents the requirement to utilize cash to fund the growth in revenue
General corporate purposes	$2.4 million	General corporate purposes	$2.4 million	No variance.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity Discussion

        Our consolidated financial statements for the three month period ended May 31, 2014 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past three years, mainly attributable to expense base reductions that lagged reductions in sales volumes, and our acquisition and integration of Nokia's microwave transport business.

        We have formulated a plan to return to cash break-even and to continue to operate as a going concern. Some of the significant assumptions and associated risks of our plan include:

  •
  Achieving sustainable sales growth in our Nokia and non-Nokia channel business including new accounts

  •
  Reducing the costs of our materials to improve margin performance on hardware

  •
  Efficiently and cost effectively expand into new regions including India and South America

  •
  Continued access to debt under arrangements with our current lenders

        While we believe that our assumptions are reasonable, actual events or circumstances may cause the assumptions to be incorrect and actual results may differ materially from the plan.

        In addition, DragonWave as a publicly traded company has access to cash resources through the equity markets.

Commitments as at May 31, 2014

        Future minimum operating lease payments as at May 31, 2014 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$3,649	$1,414	$2,235	—	—

Total	$3,649	$1,414	$2,235	—	—

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        The following tables show common share activity in the first quarter of fiscal year 2015.

Common Shares
Balance at February 28, 2014	58,008,746

Exercise of stock options	—
Exercise of warrants	473,646
Other	8,851

Balance at May 31, 2014	58,491,243

        The following is a summary of stock option activity:

	Three months ended May 31, 2014
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2014	3,173,321	$3.71
Granted	27,700	$1.47
Exercised	—	$—
Forfeited	(18,340)	$3.39

Options outstanding at May 31, 2014	3,182,681	$3.69

        As at May 31, 2014 there were 58,491,243 common shares issued and outstanding, options to purchase 3,182,681 common shares granted under our stock option plan, and 2,771,000 warrants were exercisable for common shares, with the number of common shares issuable upon exercise subject to adjustment in accordance with terms of the warrants.

        As of July 3, 2014 there were 58,569,896 common shares issued and outstanding, 3,160,415 options to purchase common shares outstanding under our stock option plan, and 2,714,750 warrants exercisable for common shares, with the number of common shares issuable upon exercise subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three month period ended May 31, 2014 a total of 8,281 common shares were

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

purchased by employees at fair market value, while we issued 2,070 common shares as its matching contribution. The shares we contributed will vest 12 months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three month period ended May 31, 2014 was $4 thousand (three months ended May 31, 2013–$11 thousand). The fair value of the unearned ESPP shares as at May 31, 2014 was $12 thousand (May 31, 2013–$16 thousand). The number of shares held for release, and still restricted under the ESPP at May 31, 2014 was 7,466 (May 31, 2013–6,895).

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2014	$5,107
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,500
Singapore	Singapore	APBC Pte Ltd	August, 2014	$3,200
Ottawa (Warehouse & Operations at Terry Fox Drive and Frank Neighbor Place + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$115,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$55,404
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2014	$2,289

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favourable.

        On January 21, 2014, we subleased a portion of our Kanata office space and as such we recorded, during the year ended February 28, 2014, net rent expense of $84 thousand representing the present value of our estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at May 31, 2014 we have provisions totaling $0.1 million on inventory held by contract manufacturers that we do not expect to be fully used.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	May 31, 2014	February 28, 2014
Assets held at fair value (A)	15,567	19,011
Loans and receivables (B)	22,607	19,405
Other financial liabilities (C)	45,240	44,043
Liabilities held at fair value (D)	1,048	1,360

(A)
Includes cash, cash equivalents and forward exchange contracts

(B)
Includes trade receivables, and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Includes warrant liability

Fair value

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value:

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        Our foreign exchange forward contracts are classified within Level 2 as they are based on foreign currency rates quoted by banks and other public data source. The fair values of the foreign exchange forward contracts are based upon the difference between the forward exchange rate and the contract rate with expected cash flows and effect on the consolidated statements of operations expected to occur upon settlement;

        The warrant liability is classified as Level 3. We use a Monte-Carlo Simulation model to estimate the fair value of the warrants. Significant assumptions used at May 31, 2014 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure;

        As at May 31, 2014 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	1,048	1,048

        As at February 28, 2014, we held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

        A reconciliation of the warrant liability measured at fair value with the use of significant unobservable inputs (Level 3) for the three month period ended May 31, 2014 follows:

	Three month period ended May 31, 2014
	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment–warrant liability	—	(150)
Exercise of warrants	(400,000)	(162)

Balance at May 31, 2014	2,771,000	1,048

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three month period ended May 31, 2014 was $0.3 million on our cash, cash equivalents and debt facility (three months ended May 31, 2013–expense of $0.3 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. We had no forward contracts in place at May 31, 2014 (February 28, 2014–$1.2 million). All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of May 31, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $0.1 million for the three months ended May 31, 2014 (three months ended May 31, 2013–decrease of $0.2 million) with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at May 31, 2014.

Economic Dependence

        We were dependent on one key customer with respect to revenue in the three months ended May 31, 2014. This customer represented approximately 61% of sales for the three months ended May 31, 2014 (three months ended May 31, 2013–two customers represented 69%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three months ended May 31, 2014), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at May 31, 2014 to give reasonable assurance that the information we are required to disclose in reports that we file or

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of May 31, 2014.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 14, 2014, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2014, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the Company on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

of those obligations. The ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition–Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs–Contracts with Customers. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with no early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

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  Exhibit 99.3